SEC File No. 70-10122




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549




                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS




                                FirstEnergy Corp.

------------------------------------:
In the matter of                    :
FirstEnergy Corp.                   : Certificate Pursuant
                                    : to Rule 24 of Partial
                                    : Completion of
                                    : Transactions
                                    :
SEC File No. 70-10122               :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

         The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-10122 have been carried out in accordance with the Commission's Order dated June 30, 2003 as follows:

(1) During the period January 1, 2004 through March 31, 2004, there were no sales of common stock or preferred securities by FirstEnergy.

(2) During the first quarter of 2004, 3,614,249 shares of common stock were issuable pursuant to options granted under employee benefit plans and dividend reinvestment plans.

(3) During the period January 1, 2004 through March 31, 2004, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

(4) During the period January 1, 2004 through March 31, 2004, there were no Long-term Debt and Preferred Securities issued by FirstEnergy. FirstEnergy issued the following Short-term Debt during the first quarter of 2004:

                        Transaction      Maturity                  Transaction
                           Date            Date        Rate           Amount              Loan Balance
                        -----------      --------      ----        ------------           ------------

CitiBank (FirstEnergy Revolver - 375mm 364 Day Facility)
--------------------------------------------------------
FirstEnergy               1/20/2004       1/21/2004    3.00%       $80,000,000.00       $250,000,000.00

CitiBank (FirstEnergy Revolver - 500mm 3 Year Facility)
-------------------------------------------------------
FirstEnergy               1/20/2004       1/27/2004    2.58%       $25,000,000.00       $295,000,000.00
FirstEnergy               1/30/2004       2/6/2004     2.58%       $50,000,000.00       $295,000,000.00
FirstEnergy               3/1/2004        3/5/2004     2.58%       $40,000,000.00       $215,000,000.00
FirstEnergy               3/19/2004       3/22/2004    2.58%       $40,000,000.00       $185,000,000.00
FirstEnergy               3/22/2004       3/29/2004    2.58%      $110,000,000.00       $295,000,000.00

CitiBank (FirstEnergy Revolver - 375mm 3 year Facility)
-------------------------------------------------------
FirstEnergy               3/25/2004       4/1/2004     2.84%       $75,000,000.00        $75,000,000.00

(5) During the period January 1, 2004 through March 31, 2004, the following short-term debt was issued by the Utility Subsidiaries:

                        Transaction      Maturity                  Transaction
                           Date            Date        Rate           Amount              Loan Balance
                        -----------      --------      ----        ------------           ------------

CitiBank (Ohio Edison Company (OE) Revolver)
--------------------------------------------
OE                        3/1/2004        3/15/2004    2.18%       $60,000,000.00        $60,000,000.00
OE                        3/15/2004       3/25/2004    2.30%       $70,000,000.00       $130,000,000.00

FirstMerit (OE Bi-Lateral Facility)
-----------------------------------
OE                        1/12/2004       1/13/2004    1.75%       $14,000,000.00        $14,000,000.00
OE                        1/20/2004       1/23/2004    1.75%       $14,000,000.00        $14,000,000.00
OE                        2/27/2004       3/3/2004     1.81%        $7,000,000.00         $7,000,000.00
OE                        3/1/2004        3/3/2004     1.81%        $7,000,000.00         $7,000,000.00
OE                        3/15/2004       3/16/2004    1.81%        14,000,000.00         14,000,000.00

KeyBank (OE Bi-Lateral Facility)
--------------------------------
OE                       12/31/2003       1/6/2004     2.00%        $3,000,000.00         $3,000,000.00
OE                        1/2/2004        1/6/2004     2.03%        $5,000,000.00         $5,000,000.00
OE                        1/5/2004        1/6/2004     2.02%       $12,000,000.00        $12,000,000.00
OE                        1/16/2004       1/21/2004    2.00%        $4,000,000.00         $4,000,000.00
OE                        1/20/2004       1/23/2004    2.03%       $18,000,000.00        $18,000,000.00
OE                        2/2/2004        2/3/2004     2.02%       $18,000,000.00        $18,000,000.00
OE                        3/1/2004        3/2/2004     2.06%       $10,500,000.00        $10,500,000.00
OE                        3/15/2004       3/16/2004    2.05%        $6,000,000.00         $6,000,000.00

Under the Utility Money Pool, the principal balance of borrowings at the end of the first quarter of 2004 and average interest rate during the first quarter of 2004 are as follows:

     Regulated Money Pool                    Average            Principal
    Loan to/(Borrowing from):             Interest Rate           Balance
    -------------------------              -------------        ----------
OE                                            1.3041%        $  453,365,926
Pennsylvania Power Company (Penn)             1.3041%           (40,418,244)
The Cleveland Electric Illuminating
  Company (CEI)                               1.3041%             2,410,192
The Toledo Edison Company (TE)                1.3041%          (262,654,074)
American Transmission Systems,
  Incorporated (ATSI)                         1.3041%            97,885,223
Jersey Central Power & Light
  Company (JCP&L)                             1.3041%          (151,241,254)
Metropolitan Edison Company (Met-Ed)          1.3041%           114,879,557
Pennsylvania Electric Company
  (Penelec)                                   1.3041%           (17,184,644)
York Haven Power Company                      1.3041%            11,645,943


(6) During the first quarter of 2004, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.


(7) During the first quarter of 2004, the following guarantees were made by FirstEnergy to support activities of its subsidiaries:

                                                                      Purpose of
         Beneficiary                       Amount           Terms     Guarantee
         -----------                       ------           -----     ----------

         FirstEnergy Solutions Corp. (FES) (Trading - Electric)
         ------------------------------------------------------
         ACES Power Marketing              $50,000           (a)        (b)

         FES (Trading - Gas)
         --------------------
         BG LNG Services, LLC            3,000,000           (a)        (b)

         FirstEnergy Generation Corp. (Fuel Marketing / Coal)
         ----------------------------------------------------
         Ceredo Synfuel, LLC            10,000,000           (a)        (c)
         Peabody Coal Trade              1,000,000           (a)        (c)

         Met-Ed (Long-term Power Supply)
         -------------------------------
         Constellation Power Source      7,500,000           (d)        (e)

         Penelec (Long-term Power Supply)
         -------------------------------
         Constellation Power Source      7,500,000           (d)        (f)

         Elliott Lewis Corp.- HVAC
         -------------------------
         Dept of Housing & Urban Dev.    5,000,000         5 years      (g)

         (a) Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy
         (b) Parental guarantees issued by FirstEnergy to provide credit support for electric power and natural gas purchases by subsidiary
         (c) Credit backstop to support coal purchases and emission trading
         (d) Expires on December 31, 2010.
         (e) Parental guaranty issued by FirstEnergy to support the long-term power purchase by Metropolitan Edison Company from Constellation.
         (f) Parental guaranty issued by FirstEnergy to support the long-term power purchase by Pennsylvania Electric Company from Constellation.
         (g) Credit backstop to support Elliott Lewis in a commercial facilities management services contract.

The following Letters of Credits (LOC) were issued during the first quarter of 2004:

                                                                     Purpose of
         Beneficiary                               Amount                LOC
         -----------                               ------            -----------

         FES
         ---
         Nicor Gas                             $   100,000               (a)

         FirstEnergy
         -----------
         Travels Casualty and Surety Co.
            of America                          18,000,000               (b)

         (a) Pledge security for participation in the Nicor Gas transportation territory. Amount reduced from $720,000 to $100,000 in the first quarter of 2004.
         (b) Replaces Surety Bonds on self-insurance coverage due to rating agency changes.


(8) During the First Quarter of 2004, FirstEnergy Corp. entered into one (1) transaction designed to hedge the fair value of a portion of its fixed-rate long-term debt portfolio against decreases in interest rates. The hedge structure is a fixed - for - floating interest rate swap, whereby FirstEnergy Corp. will receive fixed payments equivalent to the fixed coupon rate of the bond being hedged, and pay floating rate payments based on the 3-month London Interbank Offering Rate (LIBOR) plus or minus an applicable spread. The debt instrument being hedged, notional amount, counterparty, and principal terms of the fair value hedge are filed pursuant to request for confidential treatment.

(9) There were no investments made during the first quarter of 2004 in any intermediate subsidiary or financing subsidiary.

(10) There were no U-6B-2 filed during the first quarter of 2004.

(11) Met-Ed and Penelec engaged in jurisdictional financing transactions during the first quarter of 2004. Consolidated balance sheets of Met-Ed and Penelec for the quarter ended March 31, 2004 are incorporated by reference to Met-Ed's and Penelec's Form 10-Q Quarterly Report to SEC for the quarter ended March 31, 2004 (File No. 1-446 and 1-3522, respectively).

(12) The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the first quarter 2004.


FirstEnergy                  Amount                  Ratio
-----------                ----------                -----
Common Equity              $8,344,723                40.31%
Preferred Stock               335,123                 1.62%
Long-Term Debt             11,886,804                57.42%
Short-Term Debt               133,999                 0.65%
                           ----------               ------
Total Capitalization      $20,700,649               100.00%
                           ----------               ------

OE
--
Common Equity              $2,607,538                58.00%
Preferred Stock               100,070                 2.23%
Long-Term Debt              1,588,890                35.34%
Short-Term Debt               199,216                 4.43%
                           ----------               ------
Total Capitalization       $4,495,714               100.00%
                           ----------               ------

CEI
---
Common Equity              $1,775,311                42.05%
Preferred Stock                96,404                 2.28%
Long-Term Debt              2,334,493                55.29%
Short-Term Debt                16,203                 0.38%
                           ----------               ------
Total Capitalization       $4,222,411               100.00%
                           ----------               ------

TE
--
Common Equity                $758,192                43.14%
Preferred Stock               126,000                 7.17%
Long-Term Debt                610,545                34.74%
Short-Term Debt               262,654                14.95%
                           ----------               ------
Total Capitalization       $1,757,391               100.00%
                           ----------               ------

Penn
----
Common Equity                $241,816                47.98%
Preferred Stock                39,105                 7.76%
Long-Term Debt                182,621                36.24%
Short-Term Debt                40,418                 8.02%
                           ----------               ------
Total Capitalization         $503,960               100.00%
                           ----------               ------

JCP&L
-----
Common Equity              $3,162,229                68.84%
Preferred Stock                12,649                 0.28%
Long-Term Debt              1,267,345                27.59%
Short-Term Debt               151,241                 3.29%
                           ----------               ------
Total Capitalization       $4,593,464               100.00%
                           ----------               ------

Met-Ed
------
Common Equity              $1,302,464                59.83%
Preferred Stock                  -                     -  %
Long-Term Debt                874,515                40.17%
Short-Term Debt                  -                     -  %
                           ----------               ------
Total Capitalization       $2,176,979               100.00%
                           ----------               ------

Penelec
-------
Common Equity              $1,302,996                64.06%
Preferred Stock                  -                     -  %
Long-Term Debt                713,860                35.10%
Short-Term Debt                17,185                 0.84%
                           ----------               ------
Total Capitalization       $2,034,041               100.00%
                           ----------               ------

(13) The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the first quarter 2004.


                                   FirstEnergy      OE         CEI        TE
                                   -----------    ------     --------  --------
Balance, December 31, 2003         $1,604,385    $522,934    $494,212  $113,620
Net Income                            173,999      76,093      48,475     7,531
Cash Dividends on Preferred Stock        -           (561)     (1,743)   (2,211)
Cash Dividends on Common Stock       (122,465)    (54,000)    (55,000)     -
Other                                    -           -           -         -
                                   ----------    --------    --------  --------
Balance, March 31, 2004            $1,655,919    $544,466    $485,944  $118,940
                                   ----------    --------    --------   -------


                                     Penn        JCP&L       Met-Ed    Penelec
                                    -------     -------      ------   --------
Balance, December 31, 2003          $54,179     $22,132      $27,011   $18,038
Net Income                           19,670      13,398       18,044     5,659
Cash Dividends on Preferred Stock      (640)       (124)        -         -
Cash Dividends on Common Stock       (8,000)     (5,000)      (5,000)     -
Other                                  -           -            -         -
                                    -------     -------      -------   -------
Balance, March 31, 2004             $65,209     $30,406      $40,055   $23,697
                                    -------     -------      -------   -------


(14) On February 6, 2004, Moody's downgraded FirstEnergy senior unsecured debt to Baa3 from Baa2 and downgraded the senior secured debt of JCP&L, Met-Ed and Penelec to Baa1 from A2. Moody's also downgraded the preferred stock rating of JCP&L to Ba1 from Baa2 and the senior unsecured rating of Penelec to Baa2 from A2. The ratings of OE, CEI, TE and Penn were confirmed. A complete list of Moody's ratings actions follows:

The ratings of the following issuers were downgraded:

         FirstEnergy Corp - senior unsecured and Issuer Rating to Baa3 from Baa2

         Jersey Central Power & Light Company - senior secured rating to Baa1 from A2, Issuer Rating to Baa2 from A3, and Preferred Stock rating to Ba1 from Baa2

         Metropolitan Edison Company - senior secured rating to Baa1 from A2, Senior Secured Shelf to (P)Baa1 from (P)A2, Issuer Rating to Baa2 from A3, and Preferred Shelf to (P)Ba1 from (P)Baa2

         Pennsylvania Electric Company - senior secured rating to Baa1 from A2, senior unsecured rating to Baa2 from A2, and Issuer Rating to Baa2 from A3

The ratings of the following FirstEnergy subsidiaries and affiliates were confirmed:

         Ohio Edison Company - senior secured Baa1, senior secured shelf
         (P)Baa1, Issuer Rating Baa2, Preferred Stock Ba1

         Cleveland Electric Illuminating Company - senior secured rating Baa2, Issuer Rating Baa3, Preferred Stock Ba2

         Toledo Edison Company - Senior Secured Baa2, Issuer Rating Baa3, Preferred Stock Ba2

         Pennsylvania Power Company - senior secured Baa1, senior secured shelf
         (P)Baa1, Issuer Rating Baa2, Preferred Stock Ba1

         PNPP II Funding Corp. - Backed Senior Secured Baa2

         BVPS II Funding Corp. - Backed Senior Secured Baa2

         CTC Beaver Valley Funding Corp. - Backed Senior Secured Baa3

         CTC Mansfield Funding Corp. - Backed Senior Secured Baa3

         Beaver Valley II Funding Corp. - Backed Senior Secured Baa3


         (15) FirstEnergy's aggregate investment includes all amounts invested, or commitments to be invested, in exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy's aggregate investment as of March 31, 2004 is as follows:

                                                       (In Thousands)
                                                       --------------

FE Generation Corp.                                       $ 906,184
Termobarranquilla S. A.                                      60,400
                                                          ---------
         Aggregate Investment in EWGs                     $ 966,584*
                                                          =========

* Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:
----------------------------------------------------------------------------

Total capitalization                    $ 20,700,649      4.7%
Net utility plant                       $ 13,259,146      7.3%
Total consolidated assets               $ 32,584,536      3.0%
Market value of common equity           $ 12,890,002      7.5%

(16) Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of March 31, 2004 in EWGs, as well as the percentage of equity ownership.

                         First         First         Owners not affiliated with
                        Energy's     Energy's %            FirstEnergy
                       Investment      Equity      -----------------------------
Associate              at 03/31/04     Owner-                            Type of
 Company                 ($000)*        ship       Name of Entity         Entity
---------              ----------     -------      ---------------        ------

Termobarranquilla        60,400          0%        ABB Energy            Foreign
S.A. (a)                                           Ventures, Inc.
                                                   Lancaster Steel       Foreign
                                                   Distral Group         Foreign
                                                   Corp. Electrica       Foreign
                                                   De la Costa
                                                   Atlantica
                                                   Darby Mazzanine
                                                   Holdings, LLC

FE Generation
Corp.                   906,184        100%        Not Applicable         N/A
                      ---------

Total Aggregate
Investment in
EWGs                  $ 966,584
                      =========

(*) Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

(a) FirstEnergy sold Termobarranquilla S.A.; Barranquilla Lease Holding, Inc.; Los Amigos Leasing Company, Ltd.; EI Barranquilla, Inc.; EI International and GPUI Colombia, Ltda. to Darby Delaware Mezzanine Holdings L.L.C. on January 31, 2004. The remaining investment represents outstanding LOCs issued by FirstEnergy. In addition, FirstEnergy sold Midlands Domestic Electricity plc on January 16, 2004.

(17) FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of March 31, 2004:


                                        Amount (000's)              %
                                        --------------             ----
Common equity                           $  8,344,723               40.3
Preferred stock not subject to               335,123                1.6
  mandatory redemption
Long-term debt-
 Preferred stock subject to
  mandatory redemption *                      18,513                0.1
 Subordinated debentures to
  affiliated trusts**                        198,667                1.0
 Other                                    11,669,624               56.3
Notes payable                                133,999                0.7
                                         -----------              -----

         Total capitalization           $ 20,700,649              100.0%
                                         ===========              =====

* Effective July 1, 2003 with the adoption of SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", preferred stock subject to mandatory redemptions were reclassified as long-term debt.

** Effective in December 2003 with the adoption of FIN 46R, "Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51", certain business trusts and their trust preferred securities previously reported by FirstEnergy in its consolidated financial statements have been deconsolidated and FirstEnergy began reporting the related subordinated debentures to those trusts in its consolidated financial statements.

(18) Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at March 31, 2004:

Closing Market Price per Share                               $ 39.08
Book Value per Share                                         $ 25.46
Market-to Book Ratio of Common Stock                          153.5%

(19) No new EWG/FUCO project covered by the Modified Rule 53 Test in which Firstenergy has invested or committed to invest during the first quarter of 2004.

(20)  Analysis of Growth in Retained  Earnings for  FirstEnergy  and  Subsidiary
Companies:

                                                            (In Thousands)
                                                            --------------
Retained Earnings as of 03/31/04                             $1,655,919
Retained Earnings as of 12/31/03                              1,604,385
                                                             ----------
Growth in Retained Earnings                                  $   51,534
                                                             ==========

Analysis of Growth in Retained Earnings:
----------------------------------------

Income contribution from regulated utility companies         $ 167,295
Income contribution from EWGs                                   30,298
Income contribution from all other companies                    20,625
FirstEnergy Holding and Service companies                      (44,219)
Cash dividends declared on common stock                       (122,465)
                                                             ---------
Growth in Retained Earnings                                  $  51,534
                                                             =========


(21) Statements of Operations for the period ended March 31, 2004 for FirstEnergy Generation Corp. will be filed separately under a request for confidential treatment under Rule 104 (b)

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                      FIRSTENERGY CORP.


May 26, 2004
                                     By:          /s/ Harvey L. Wagner
                                           ------------------------------------
                                                      Harvey L. Wagner
                                                Vice President, Controller
                                               and Chief Accounting Officer
                                               (Principal Accounting Officer)